Filed by Star Bulk Carriers Corp.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Eagle Bulk Shipping Inc.
Commission File No.: 001-33831

 Star Bulk & Eagle Bulk Creating a Global Leader in Dry Bulk Shipping  DECEMBER 11, 2023

 Important Information and Where to Find It  This presentation may be deemed to be solicitation material in respect of the proposed transaction between Star Bulk Carriers Corp. (“Star Bulk”) and Eagle Bulk Shipping Inc. (“Eagle”). In connection with the proposed transaction, Star Bulk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a proxy statement of Eagle that also constitutes a prospectus of Star Bulk. Star Bulk and Eagle may also file other documents with the SEC regarding the proposed transaction. This presentation is not a substitute for the proxy statement/prospectus, Form F-4 or any other document which Star Bulk or Eagle may file with the SEC. Investors and security holders of Star Bulk and Eagle are urged to read the proxy statement/prospectus, Form F-4 and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Star Bulk, Eagle, the transaction and related matters. Investors will be able to obtain free copies of the proxy statement/prospectus and Form F-4 (when available) and other documents filed with the SEC by Star Bulk and Eagle through the website maintained by the SEC at  www.sec.gov. Copies of documents filed with the SEC by Star Bulk will be made available free of charge on Star Bulk’s investor relations website at https://www.starbulk.com/gr/en/ir-overview/. Copies of  documents filed with the SEC by Eagle will be made available free of charge on Eagle’s investor relations website at https://ir.eagleships.com.  No Offer or Solicitation  This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Participants in the Solicitation  Star Bulk, Eagle and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Eagle securities in connection with the proposed transaction. Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form F-4 and proxy statement/prospectus regarding the proposed transaction (when available) and other relevant materials to be filed with the SEC by Star Bulk and Eagle. Information regarding Star Bulk’s directors and executive officers is available in Part I. Item 6. Directors, Senior Management and Employees of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on March 7, 2023.  Information regarding Eagle’s directors and executive officers is available in the sections entitled Corporate Governance—The Board of Directors and “Executive Officers” of Eagle’s proxy statement relating to its  2023 annual meeting of shareholders filed with the SEC on April 27, 2023. These documents will be available free of charge from the sources indicated above.  Use of Non-GAAP Financial Measures  This presentation includes certain non-GAAP financial measures as defined under SEC rules. These non-GAAP financial measures include and reflect managements' current expectations and beliefs regarding the potential benefits of the proposed transaction. Star Bulk and Eagle believe that the presentation of these non-GAAP measures provides information that is useful to Star Bulk's and Eagle's shareholders. These non-GAAP measures should be considered in addition to, not as a substitute for, or superior to other measures of financial performance prepared in accordance with GAAP as more fully discussed in Star Bulk's and Eagle's respective financial statements and filings with the SEC. As used herein, “GAAP” refers to accounting principles generally accepted in the United States of America.  Cautionary Statement Regarding Forward-Looking Statements  This presentation contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Star Bulk and Eagle have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this presentation include without limitation, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Star Bulk’s, Eagle’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of the completion of the proposed transaction. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the proposed transaction; uncertainties as to the approval of Eagle’s shareholders required in connection with the proposed transaction; uncertainties as to the approval and  authorization by Eagle’s shareholders of the issuance of common stock of Eagle in connection with Eagle’s convertible notes; the possibility that a competing proposal will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the proposed transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; risks related to the proposed transaction diverting management’s attention from Star Bulk’s and Eagle’s ongoing business operations; the possibility that the expected synergies and value creation from the proposed transaction will not be realized, or will not be realized within the expected time period; risks related to Star Bulk’s ability to successfully integrate Eagle’s operations and employees; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that the anticipated tax treatment of the proposed transaction between Star Bulk and Eagle is not obtained; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the proposed transaction; transaction costs; actual or contingent liabilities; and other risks and  uncertainties discussed in Star Bulk’s and Eagle’s filings with the SEC, including in “Part I. Item 3. Key Information D. Risk Factors” of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, “Part I. Item 1A. Risk Factors” of Eagle’s Annual Report" on Form 10-K for the fiscal year ended December 31, 2022, as updated by the risks described in Part II. Item 1A. Risk Factors” of Eagle’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023, and Star Bulk’s subsequent current reports on Form 6-K. You can obtain copies of these documents free of charge from the sources indicated above. Neither Star Bulk nor Eagle undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this presentation are qualified in their entirety by this cautionary statement.  Forward-Looking Statements  2

# Transaction Overview

| | |
|---|---|
| **Structure & Ownership** | • All-stock transaction on NAV-to-NAV basis; ~$2.1B pro forma market capitalization[1]<br>• Eagle shareholders to receive 2.6211 Star Bulk shares per share of Eagle<br>• Total Eagle consideration of ~$52.60 per share; 17% premium to Eagle closing share price on December 8, 2023<br>• Star Bulk and Eagle shareholders to own ~71% and ~29% on fully diluted basis, respectively |
| **Leadership, Governance & Headquarters** | • Petros Pappas to remain CEO of combined company along with Star Bulk management team and select Eagle executives<br>• Spyros Capralos to serve as Chairman; one Eagle director to join Star Bulk Board<br>• Operate as Star Bulk Carriers Corp.; headquartered in Athens, Greece with offices in Stamford, CT; Singapore; Copenhagen and Limassol |
| **Enhanced Platform** | • Best-in-class operating platform through integrated commercial and technical management<br>• Expected to generate at least $50M in annual cost and revenue synergies within 12-18 months post-close<br>• Complementary fleet which is ~97% scrubber fitted |
| **Enhanced Financial Profile & Capital Allocation** | • Combined liquidity of ~$420M (as of September 30, 2023)[2]<br>• Expected combined net leverage of ~37%[3]<br>• Both companies intend to maintain dividend policies until close; combined company to maintain Star Bulk's dividend policy post-close |
| **Path to Close** | • Targeted close in first half of 2024<br>• Subject to Eagle shareholder approval, regulatory approvals and customary closing conditions |

1. *Based on unaffected closing stock prices of Star Bulk and Eagle on December 8, 2023.*
2. *Combined liquidity, which is a non-GAAP financial measure, is calculated by adding the amount of Star Bulk's and Eagle's cash and cash equivalents and undrawn revolver availability, in each case, as of September 30, 2023, as adjusted for cash expenditures by Star Bulk in connection with its repurchase of shares held by Oaktree, debt repayments, dividends, draw downs under bridge facilities and proceeds from vessel sales and equity raises, in each case, during the period between September 30, 2023 and December 8, 2023, as applicable. Please refer to the Appendix for a bridge of the as adjusted cash and debt figures as of September 30, 2023.*
3. *Combined net leverage is calculated by dividing (a) the sum of Star Bulk's and Eagle's net debt by (b) the sum of Star Bulk's and Eagle's gross asset value. Net debt, which is a non-GAAP financial measure, is calculated as debt less cash and cash equivalents, in each case, as of September 30, 2023. Gross asset value, which is a non-GAAP financial measure, is fleet valuation as per VesselValues on October 29, 2023.*

3

Market Capitalization (as of December 8, 2023)  Fleet Size by Vessel Count (as of December 8, 2023)  Higher trading share liquidity and free float  Largest U.S. listed dry bulk company  Creating a Global Leader in Dry Bulk Shipping  169  117  95  47  52  55  43  SBLK + EGLE  GOGL  SBLK  GNK  EGLE  SB  DSX  $2,132  $1,764  $1,686  $609  $445  $411  $319  SBLK + EGLE  GOGL  SBLK  GNK  EGLE  SB  DSX  4

 17  22  48  19  9  30  22  2  Cape  Newcastlemax Capesize & Baby Post-Panamax,  Kamsarmax & Panamax  Ultramax  Supramax  SBLK EGLE NB Vessels  169 combined owned-vessels  ~97% of combined fleet equipped with scrubbers  7 latest generation eco vessels  long-term chartered-in  2 eco kamsarmax vessels on order  ~11 years average age of combined fleet  Combined Fleet  4  Diversified and Scrubber-Fitted Fleet

 Creating Best-in-Class Operating Platform  Combined Company Expected to Lead the Industry Across Commercial and Technical Management, Optimizing Vessel Utilization and Performance Without Compromising Quality or Safety  Low-Cost Operator  Expect to reduce average daily OpEx across combined fleet  Industry-Leading  Commercial Platform  Proven track record in commercial outperformance utilizing a dynamic chartering strategy across markets     Recognized Quality  Focused on maintaining highest Rightship safety score amongst peers  Sustainability Leader  Significant focus on carbon emissions reduction technology and new propulsion fuels  4

 Significant Cost and Revenue Synergies  Majority of synergies to come from operational efficiencies:  OpEx Savings  G&A Savings  Dry Dock Savings  Revenue Synergies  Targeting at Least $50M in Cost and Revenue Synergies Within 12-18 Months Post-Close  $50M+  Cost and Revenue Synergies  4

 Creating leading, diversified fleet of scrubber-fitted vessels with greater scale  World-class technical and commercial fleet management capabilities to optimize performance, deliver on safety objectives and maximize earnings  Significant cost and revenue synergies  Increased pro forma market capitalization and expected trading liquidity in dry bulk sector  With increased size and liquidity, expect to  reduce cost of capital  Well-capitalized balance sheet; expect to continue delivering strong cash returns while investing in R&D and technology  4  Compelling Value Creation Opportunity

 9  Appendix: Net Debt Bridge  As of Sep. 30th  Debt  Vessel Sales  Share Issuances  Share Repurchases  Dividend  30.9 As Adjusted  Cash  $302,260  $260,333  $53,810  $13,434  $(380,000)  $249,837  Debt  $1,036,667  $260,333  $1,297,000  Net Debt  $734,407  $1,047,163  Star Bulk  SBLK (30.9 As Adjusted)  EGLE (30.9 As Adjusted)  SBLK + EGLE  Debt  $1,297,000  $504,519  $1,801,519  Cash  $249,837  $115,522  $365,359  NET DEBT  $1,047,163  $388,997  $1,436,160  NET LEVERAGE  37%  39%  37%  As of Sep. 30th  Debt  Vessel Sales  Share Issuances  Share Repurchases  3Q23  Dividend  30.9 As Adjusted  Cash4  $116,454  $(932)  $115,522  Debt  $504,519  $504,519  Net Debt  $388,065  $388,997  Eagle Bulk  4.  Excludes undrawn RCF availability of $54,555 million.  30 September 2023 Actual and As Adjusted Cash + Debt Position  All amounts shown represent USD in thousands

 THANK YOU  Star Bulk Contacts  Company:  Simos Spyrou, Christos Begleris Co ‐ Chief Financial Officers Star Bulk Carriers Corp.  c/o Star Bulk Management Inc.  40 Ag. Konstantinou Av. Maroussi 15124 Athens, Greece  Tel. +30 (210) 617-8400  Email: info@starbulk.com www.starbulk.com  Investor Relations / Financial Media:  Nicolas Bornozis  Capital Link, Inc.  Tel. (212) 661‐7566  E‐mail: starbulk@capitallink.com  www.capitallink.com  Eagle Contacts  Constantine Tsoutsoplides Chief Financial Officer Eagle Bulk Shipping Inc.  Tel. +1 203-276-8100  Email: investor@eagleships.com

 Star Bulk & Eagle Bulk Creating a Global Leader in Dry Bulk Shipping  DECEMBER 11, 2023